FORM N-8FA

I.

General Identifying Information

1.

Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

[X ] MERGER

[ ] LIQUIDATION

[ ] ABANDONMENT OF REGISTRATION

(Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a BUSINESS DEVELOPMENT COMPANY (Note: Business Development Companies answer ONLY questions I through10 of this form and complete verification at the end of the form.)

2.

Name of fund:  KELMOORE STRATEGIC TRUST

3.

Securities and Exchange Commission File No.: 811-09165

4.

Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application

[  ] Amendment

5.

Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

KELMOORE INVESTMENT COMPANY, INC.

2465 E. BAYSHORE ROAD, SUITE 300

PALO ALTO, CALIFORNIA 94303

6.

Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

ROBERT A. ROBERTSON, ESQ.

DECHERT LLP

4675 MACARTHUR COURT, SUITE 1400

NEWPORT BEACH, CA 92660-8842

(949) 442-6037

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.

10251 VISTA SORRENTO PARKWAY, SUITE 200

SAN DIEGO, CA 92121

(858) 964-0500

NOTE:

ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31 A-1 AND 31 A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.

Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.

Sub-classification if the fund is a management company (check only one):

[X] Open-end    [ ] Closed-end

10.

State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): DELAWARE

11.

Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Investment Adviser:	Interim Investment Adviser:
KELMOORE INVESTMENT COMPANY, INC.	DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
2465 E. BAYSHORE ROAD SUITE 300 PALO ALTO, CALIFORNIA 94303 Prior to August 5, 2008	10251 VISTA SORRENTO PARKWAY SUITE 200 SAN DIEGO, CA 92121 August 6, 2008 – September 26, 2008
Interim Sub-Adivser:
WESTCHESTER CAPITAL MANAGEMENT, INC.
100 SUMMIT LAKE DRIVE
VALHALLA, NEW YORK 10595 August 6, 2008 – September 26, 2008

12.

Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

KELMOORE INVESTMENT COMPANY, INC.	DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
2465 E. BAYSHORE ROAD SUITE 300 PALO ALTO, CALIFORNIA 94303	10251 VISTA SORRENTO PARKWAY SUITE 200 SAN DIEGO, CA 92121
Prior to August 5, 2008	August 6, 2008 – September 26, 2008

13.

If the fund is a unit investment trust ("UIT") provide:

Depositor's name(s) and address(es)

N/A

Trustee's name(s) and address(es):

N/A

14.

Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[] Yes

[X] No

If Yes, for each UIT state: Name(s):

15.

(a)

Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes

[ ] No

If Yes, state the date on which the board vote took place:   MAY 2, 2008

If No, explain:

(b)

Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes

[] No

If Yes, state the date on which the shareholder vote took place: SEPTEMBER 12, 2008, adjourned to September 19, 2008 and September 22, 2008.

If No, explain:

II.

Distributions to Shareholders

16.

Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes  [  ] No

(a) If Yes, list the date(s) on which the fund made those distributions:

SEPTEMBER 26, 2008.

(b) Were the distributions made on the basis of net assets?

[X] Yes [ ] No

(c)

Were the distributions made PRO RATA based on share ownership?

[X] Yes

[ ] No

(d)

If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) LIQUIDATIONS ONLY:

Were any distributions to shareholders made in kind?

[  ] Yes  [] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.

CLOSED-END FUNDS ONLY:

Has the fund issued senior securities?

[ ] Yes

[ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.

Has the fund distributed ALL of its assets to the fund's shareholders?

[X] Yes

[ ] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.

Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes  [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

II.

Assets and Liabilities

20.

Does the fund have any assets as of the date this form is filed? (SEE

QUESTION 18 ABOVE)

[ ] Yes

[X] No

If Yes,

(a)

Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)

Why has the fund retained the remaining assets?

(c)

Will the remaining assets be invested in securities?

[ ] Yes

[ ] No

21.

Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other Liabilities?

[ ] Yes

[X] No

If Yes,

(a)

Describe the type and amount of each debt or other liability.

(b)

How does the fund intend to pay these outstanding debts or other liabilities?

IV

Information About Event(s) Leading to Request For Deregistration

22.

(a)

List the expenses incurred in connection with the Merger or Liquidation:

(i)

Legal expenses: $200,000

(ii)

Accounting expenses: $25,500

(iii)

Other expenses (list and identify separately):

Printing, tabulation and mailing -  $90,000

(iv)

Total expenses (sum of lines (i)-(iii) above) $315,500

(b)

How were those expenses allocated?

The costs of the legal expenses were split evenly between Dunham & Associates Holdings, Inc. and Kelmoore Strategic Trust.  The costs of the accounting expenses associated with the merger were paid by Kelmoore Strategic Trust.  The costs of proxy solicitation; proxy printing, postage and processing were paid by Dunham & Associates Holdings, Inc.  Dunham & Associates Holdings, Inc. wholly owns Dunham & Associates Investment Counsel, Inc., which is the investment adviser to the acquiring fund.

(c) Who paid those expenses? SEE ABOVE.

(d) How did the fund pay for unamortized expenses (if any)? N/A

[ ] Yes

[X] No

If Yes, cite the release numbers of the Commission's notice and order or,

    if no notice or order has been issued, the file number and date the application was filed:

V.

Conclusion of Fund Business

24.

Is the fund a party to any litigation or administrative proceeding?

[ ] Yes

[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.

Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes

[X] No

If Yes, describe the nature and extent of those activities:

VI.

Mergers Only

26.

(a)

State the name of the fund surviving the Merger:  Dunham Funds

(b)

State the Investment Company Act file number of the fund surviving the Merger:  811-22153

(c)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:   Form: N-14, File No.: 333-150950, Filed: May 15, 2008.

(d)

If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of KELMOORE STRATEGIC TRUST, (ii) he or she is the TRUSTEE of KELMOORE STRATEGIC TRUST and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Tamara Beth Wendoll

Tamara Beth Wendoll

Serving in the Capacity of Trustee

14768228.1.BUSINESS